Exhibit (a)(1)(a)
NOVAMED, INC.
NOTICE OF FUNDAMENTAL CHANGE AND
OFFER TO PURCHASE
1.0% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2012
CUSIP Number: 66986WAA6
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the indenture (the “Original Indenture”), dated as of June 27, 2007, between NovaMed, Inc., a Delaware corporation (the “Company,” “we,” “us” and “our”), and U.S. Bank National Association, as successor trustee to LaSalle Bank National Association, as trustee (the “Trustee”), as amended by the supplemental indentures, dated as of June 27, 2007 and May 4, 2011 (the “Supplemental Indentures” and, together with the Original Indenture, the “Indenture”), among the Company and the Trustee, relating to the Company’s 1.0% Convertible Senior Subordinated Notes Due 2012 (the “Notes”), that a Fundamental Change (as defined in the Indenture) occurred on May 4, 2011 and each holder of the Notes has the right pursuant to Article III of the Supplemental Indentures (the “Repurchase Right”) to require the Company to repurchase all or part of such holder’s Notes not yet converted or called for redemption.
     As previously disclosed in a notice, dated April 22, 2011, given to holders of the Notes, the Company entered into an Agreement and Plan of Merger on January 20, 2011 (the “Merger Agreement”), by and among the Company, Surgery Center Holdings, Inc., a Delaware corporation (“Surgery Partners”), and Wildcat Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Surgery Partners (“Merger Sub”), pursuant to which on May 4, 2011, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Surgery Partners (the “Merger”). As a result of the Merger, a Fundamental Change under the Indenture has occurred, and each holder of the Notes has the Repurchase Right described above.
     The Repurchase Right will expire at 5:00 p.m., New York City time, on June 14, 2011 (the “Expiration Date”). Notes tendered for purchase may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on June 15, 2011 (the “Withdrawal Date”). Holders of Notes who validly tender their Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date will receive 100% of the aggregate principal amount of Notes validly tendered and not validly withdrawn, plus accrued and unpaid interest to, but not including, the Repurchase Date (as defined herein) (collectively, the “Repurchase Price”). Payment of the Repurchase Price for Notes validly tendered and not validly withdrawn shall be made on June 16, 2011 (the “Repurchase Date”).
     Holders who validly tender all or part of their Notes pursuant to the Repurchase Right may not surrender such Notes for conversion unless they validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on the Withdrawal Date. Holders who validly tender and do not validly withdraw their Notes pursuant to the Repurchase Right will no longer have conversion rights, unless we fail to purchase and pay for such Notes tendered pursuant to the Repurchase Right.
     As of May 16, 2011, there are $75.0 million aggregate principal amount of Notes outstanding. The Trustee has informed us that, as of the date of this Notice of Fundamental Change and Offer to Purchase (the “Offer to Purchase”), all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through the transmittal procedures of DTC.
     We have appointed the Trustee as paying agent (the “Paying Agent”) and conversion agent (the “Conversion Agent”) in connection with the Repurchase Right.
     This Offer to Purchase is being provided pursuant to Article III of the Supplemental Indentures. All capitalized terms used but not specifically defined in this Offer to Purchase shall have the meanings given to such terms in the Indenture. The Repurchase Right is subject to the terms and conditions of the Indenture, the Notes and this Offer to Purchase and related notice materials (collectively, as amended or supplemented from time to time, the “Repurchase Right Materials”).
     You should review this Offer to Purchase carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to tender your Notes for purchase and, if so, the amount of Notes to tender. None of the Company, Surgery Partners, their respective affiliates, their respective Boards of Directors, their respective employees, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to any holder as to whether or not to tender that holder’s Notes.
The Paying Agent and Conversion Agent is:
U.S. BANK NATIONAL ASSOCIATION

By Hand or Overnight Delivery:	By Facsimile for Eligible Institutions:	By Registered or Certified Mail:
(651) 495-8158
U.S. Bank National Association		U.S. Bank National Association
Corporate Trust Services		Corporate Trust Services
60 Livingston Ave., Bond Drop	To Confirm By Telephone or For	60 Livingston Ave., Bond Drop
Window	Information:	Window
St. Paul, Minnesota 55107	1-800-934-6802	St. Paul, Minnesota 55107
Attention: Specialized Finance		Attention: Specialized Finance
     Additional copies of this Offer to Purchase may be obtained from the Paying Agent at its address set forth above.
The date of this Offer to Purchase is May 17, 2011

     No person has been authorized to give any information or to make any representations other than those contained in the Repurchase Right Materials and, if given or made, such information or representations must not be relied upon as having been authorized. The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Repurchase Right Materials shall not under any circumstances create any implication that the information contained in the Repurchase Right Materials is current as of any time subsequent to the date of such information.
TABLE OF CONTENTS

SUMMARY TERM SHEET

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT

1.	INFORMATION CONCERNING THE COMPANY AND SURGERY PARTNERS
	1.1.	NovaMed, Inc.
	1.2.	Surgery Center Holdings, Inc.
	1.3.	Wildcat Merger Sub, Inc.
	1.4.	The Merger and Related Agreements

2.	DEFINITIONS

3.	INFORMATION CONCERNING THE NOTES
	3.1.	The Company’s Obligation to Purchase the Notes
	3.2.	Repurchase Price
	3.3.	Conversion Rights of the Notes
	3.4.	Market for the Notes
	3.5.	Ranking

4.	PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO TENDER NOTES FOR PURCHASE
	4.1.	Method of Delivery
	4.2.	Agreement to Be Bound
	4.3.	Delivery of Notes

5.	RIGHT OF WITHDRAWAL

6.	PAYMENT FOR TENDERED NOTES; SOURCE AND AMOUNT OF FUNDS

7.	CANCELLATION OF NOTES ACQUIRED

8.	PLANS OR PROPOSALS OF THE COMPANY

9.	INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY IN THE NOTES

10.	AGREEMENTS INVOLVING THE COMPANY’S SECURITIES

11.	PURCHASES OF NOTES BY THE COMPANY AND ITS AFFILIATES

12.	CERTAIN UNITED STATES TAX CONSIDERATIONS

13.	ADDITIONAL INFORMATION

14.	NO SOLICITATIONS

15.	CONFLICTS

ANNEX A. NOVAMED, INC. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

i

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Repurchase Right. To understand the Repurchase Right fully and for a more complete description of the terms of the Repurchase Right, we urge you to carefully read the remainder of this Offer to Purchase because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.
Who is offering to repurchase my Notes?
     NovaMed, Inc.
Why are you offering to repurchase my Notes? (see page 6)
     The Indenture, pursuant to which the Notes were issued, gives you, as a holder of the Notes, the right to require us to repurchase all or part of your Notes upon the occurrence of a Fundamental Change. This has been a right of holders of the Notes from the time the Notes were issued on June 27, 2007. As discussed below, a Fundamental Change has occurred as a result of the Merger.
What Notes are you obligated to purchase? (see page 6)
     We are obligated to purchase all Notes tendered and not validly withdrawn by holders of the Notes. As described in the Indenture, Holders tendering less than all of their Notes must tender an aggregate principal amount of $1,000 or any integral multiple thereof. As of May 16, 2011, there are $75.0 million aggregate principal amount of Notes outstanding.
How much will you pay and what is the form of payment? (see page 7)
     For each $1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Repurchase Right, we will pay, in cash, a Repurchase Price of $1,000 plus accrued and unpaid interest to, but not including, the Repurchase Date. We estimate that the Repurchase Price will be approximately $1,000 per $1,000 principal amount of Notes. The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or Company Common Stock (as defined below).
If I tender my Notes, when will I receive payment for them? (see page 10)
     On June 16, 2011, the Repurchase Date, we will accept for payment all Notes validly tendered and not validly withdrawn pursuant to the Repurchase Right. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on the Repurchase Date the appropriate amount of cash required to pay the Repurchase Price for those Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures.
What are my conversion rights with respect to my Notes? (see page 7)
     On the effective date of the Merger, each issued and outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), was converted into the right to receive $13.25 per share net to the seller in cash without interest thereon and subject to applicable withholding taxes (the “Merger Consideration”). Prior to the Merger, each $1,000 principal amount of the Notes was convertible into 52.3204 shares of Company Common Stock. As a result of the Merger, each $1,000 principal amount of the Notes is currently convertible into $693.2453 in cash per $1,000 principal amount of Convertible Notes, an amount calculated by multiplying the Conversion Rate in effect immediately prior to the closing of the Merger times the Merger Consideration (the “Conversion Right”).
     If you do not tender your Notes pursuant to the Repurchase Right, then you retain the Conversion Right associated with your Notes. If you validly tender all or part of your Notes pursuant to the Repurchase Right, then you may not surrender such Notes for conversion unless you validly withdraw your Notes on or prior to 5:00 p.m., New York City time, on the Withdrawal Date. If you validly tender and do not validly withdraw your Notes prior to the Withdrawal Date, then you will no longer have conversion rights, unless we fail to purchase and pay for the Notes tendered pursuant to the Repurchase Right.

How can I determine the market value of the Notes? (see page 8)
     There is no established reporting system or market for trading in the Notes; however, the Notes are currently traded over-the-counter. To the extent that the Notes are traded, prices for the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. In addition, prices and trading volumes in the over-the-counter market are not reported and can be difficult to monitor. As described above, the Notes are currently convertible into the Merger Consideration. We urge you to obtain current market information for the Notes, to the extent available, prior to making any decision with respect to the Repurchase Right.
What do the Board of Directors of the Company, the Board of Directors of Surgery Partners and the Trustee think of the Repurchase Right? (see page 7)
     Neither our Board of Directors, the Board of Directors of Surgery Partners nor the Trustee has made any recommendation as to whether or not you should tender your Notes for purchase pursuant to the Repurchase Right. You must make your own decision whether to tender your Notes for purchase pursuant to the Repurchase Right and, if so, the amount of Notes to tender. The Repurchase Right and our offer to purchase Notes pursuant thereto as described in this Offer to Purchase is based solely on the requirements of the Indenture and the Notes.
When does the Repurchase Right expire? (see page 7)
     The Repurchase Right expires at 5:00 p.m., New York City time, on the Expiration Date, which is June 14, 2011. We will not extend the period you have to accept the Repurchase Right unless required to do so by the United States federal securities laws.
What are the conditions to your repurchase of the Notes? (see page 7)
     Our purchase of Notes validly tendered and not validly withdrawn is not subject to any condition other than that the purchase be lawful.
How do I tender my Notes? (see page 8)
     To tender your Notes for purchase pursuant to the Repurchase Right, you must tender the Notes through the transmittal procedures of DTC on or after the date of this Offer to Purchase, but no later than 5:00 p.m., New York City time, on the Expiration Date.
•	If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Notes and instruct that nominee to tender the Notes on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should tender your Notes electronically through DTC’s Automated Tender Offer Program, subject to the terms and procedures of that system.
     You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.
     By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Repurchase Right set forth in this Offer to Purchase.

Until what time can I withdraw previously tendered Notes? (see page 11)
     You may withdraw Notes previously tendered for purchase at any time until 5:00 p.m., New York City time, on June 15, 2011, the Withdrawal Date.
How do I withdraw previously tendered Notes? (see page 11)
     To withdraw previously tendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Withdrawal Date.
     You bear the risk of untimely withdrawal of previously tendered Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Withdrawal Date.
If I want to convert my Notes, what should I do? (see page 7)
     If you want to convert your Notes, you must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Notes, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent and (iv) pay any transfer or similar taxes, if required pursuant to Section 4.04 (Taxes on Conversion) of the Indenture. Please direct any questions or requests for assistance in connection with the tender of Notes for conversion to the Conversion Agent at the address and telephone and facsimile numbers set forth on the cover of this Offer to Purchase.
Do I need to do anything if I do not wish to tender my Notes for purchase? (see page 9)
     No. If you do not tender your Notes before 5:00 p.m., New York City time, on the Expiration Date, we will not repurchase your Notes and your Notes will remain outstanding and convertible and continue to be subject to the existing terms of the Indenture and the Notes.
If I choose to tender my Notes for purchase, do I have to tender all of my Notes? (see page 9)
     No. You may tender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to tender a portion of your Notes for purchase, however, you must tender your Notes in an aggregate principal amount of $1,000 or any integral multiple thereof.
If I choose to tender my Notes for purchase, when will interest cease to accrue on them? (see page 7)
     Unless we default in making payment of the Repurchase Price on any Notes validly tendered for purchase and not validly withdrawn, interest on those Notes will cease to accrue as of the end of the day immediately preceding the Repurchase Date.
If I do not tender my Notes for purchase, will I have the right to require the Company to repurchase my Notes in the future? (see pages 9)
     Yes. If a Fundamental Change not described in this Offer to Purchase occurs in the future with respect to Surgery Partners, you will have the right, at your option, to require us to repurchase your Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but not including, the repurchase date in connection with such Fundamental Change.
If I do not tender my Notes for purchase, will it affect my conversion rights? (see page 8)
     No. If you do not tender your Notes for purchase, your conversion rights will not be affected by the Repurchase Right. You will continue to have the right to convert the Notes in accordance with the Indenture.

If I do not tender my Notes for repurchase and do not convert my Notes, will my Notes still accrue interest? (see page 9)
     Yes. If you do not tender your Notes for purchase and you do not convert your Notes, your Notes will continue to accrue interest in accordance with the terms of the Indenture.
Do I have to pay a commission if I tender my Notes for purchase? (see page 9)
     You will not be required to pay any commission to us, DTC or the Paying Agent in connection with the Repurchase Right. However, there may be commissions you need to pay to your broker in connection with your tender of the Notes for purchase.
If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I tender my Notes for purchase pursuant to the Repurchase Right? (see page 12)
     The receipt of cash in exchange for Notes pursuant to exercise of the Repurchase Right will be a taxable transaction for U.S. federal income tax purposes, resulting in taxable gain or loss to you. Except to the extent attributable to accrued interest income not previously included in income, such gain or loss will generally be capital gain or loss. You should consult with your tax advisor regarding the specific tax consequences to you.
Who is the Paying Agent?
     U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Repurchase Right and may be contacted at the address and telephone number set forth on the cover of this Offer to Purchase.
Whom can I talk to if I have questions about the Repurchase Right?
     Questions and requests for assistance in connection with the tender of Notes for purchase pursuant to the Repurchase Right may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Offer to Purchase.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This Offer to Purchase contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential,” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, included in and incorporated by reference into this Offer to Purchase regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.
     You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.
     In addition, the statements in this Offer to Purchase are made as of May 17, 2011. Subsequent events or developments may cause our views to change. We caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees of future performance. Except as may be required by law, we undertake no obligation to update any of the forward-looking statements made herein, whether as a result of new information, future events, changes in expectations or otherwise.
     These forward-looking statements should not be relied upon as representing our views as of any date subsequent to May 17, 2011.
     Notwithstanding anything in this Offer to Purchase or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT
     1. Information Concerning the Company and Surgery Partners.
     1.1. NovaMed, Inc.
     NovaMed, Inc. is a Delaware corporation and is a health care services company and an owner and operator of ambulatory surgery centers (“ASCs”).
     NovaMed’s principal executive offices are located at 333 West Wacker Drive, Suite 1010, Chicago, Illinois 60606, and its telephone number is (312) 664-4100.
     1.2. Surgery Center Holdings, Inc.
     Surgery Center Holdings, Inc., or Surgery Partners, is a Delaware corporation and is a healthcare services company that acquires, develops and manages free-standing ASCs in partnership with leading physicians. Surgery Partners is affiliated with H.I.G. Capital, L.L.C., a leading global private equity investment firm focused exclusively on the middle market with more than $8.5 billion of equity capital under management.
     Surgery Partners’ principal executive offices are located at 5501 W. Gray Street, Tampa, Florida 33609, and its telephone number is (813) 569-6500.
     1.3. Wildcat Merger Sub, Inc.
     Wildcat Merger Sub, Inc., or Merger Sub, was a Delaware corporation formed by Surgery Partners solely for purposes of entering into the Merger Agreement and consummating the transactions contemplated by the Merger. Subject to the terms and conditions of the Merger Agreement and in accordance with Delaware law, on May 4, 2011, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation. Prior to the Merger, Merger Sub had de minimis assets and had not conducted any activities prior to the Merger other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.
     Merger Sub’s principal executive offices were located at 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, and its telephone number was (305) 379-2322.
     1.4. The Merger and Related Agreements
     On January 20, 2011, the Company entered into the Merger Agreement by and among the Company, Surgery Partners and Merger Sub, pursuant to which Merger Sub merged with and into the Company on May 4, 2011, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Surgery Partners.
     Simultaneously with execution of the Merger Agreement, Surgery Partners entered into voting agreements (the “Voting Agreements”) with the each of the Company’s former directors and executive officers, including Robert J. Kelly, C.A. Lance Piccolo, Thomas S. Hall, R. Judd Jessup, Scott H. Kirk, M.D., Steven V. Napolitano, Scott T. Macomber and Graham B. Cherrington. Pursuant to the Voting Agreements, such directors and executive officers agreed, among other things, to vote all of the shares of the Company’s common stock beneficially owned by such stockholders in favor of the adoption of the Merger Agreement and approval of the Merger at any meeting of the Company’s common stockholders. The Voting Agreements were terminated on May 4, 2011 at the effective time of the Merger.
     Additionally, simultaneously with the execution of the Merger Agreement, Surgery Center Holdings, LLC, the parent company of Surgery Partners, entered into exchange agreements (the “Exchange Agreements”) with the following individuals: Scott T. Macomber, Thomas J. Chirillo, John P. Hart and John W. Lawrence, Jr. Pursuant to the Exchange Agreements, on May 4, 2011, each individual named above surrendered a portion of their shares of the Company’s common stock to, and in the case of Messrs. Macomber and Hart, invested additional cash consideration in, Surgery Center Holdings, LLC in exchange for class A-1 units in Holdings. In the aggregate, less than 1.0% of the issued and outstanding shares of the Company’s common stock were exchanged pursuant to the Exchange Agreements.

     2. Definitions. All capitalized terms used but not specifically defined in this Offer to Purchase shall have the meanings given to such terms in the Indenture.
     3. Information Concerning the Notes. The Notes were issued under the Indenture and mature on June 15, 2012. As of May 16, 2011, approximately $75.0 million aggregate principal amount of Notes was outstanding.
     We have appointed the Trustee as Paying Agent and Conversion Agent in connection with the Notes.
     3.1. The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Supplemental Indentures, upon the occurrence of a Fundamental Change, we are obligated to purchase all Notes validly tendered for purchase by holders, at their option, and not validly withdrawn at a purchase price specified in Section 3.01 of the Supplemental Indentures, together with accrued and unpaid interest with respect thereto, on a date that is 30 Business Days after the date of the Fundamental Change. Within 10 Business Days after the occurrence of a Fundamental Change, we are obligated to mail a written notice of the Fundamental Change to the Trustee and each holder of the Notes (the “Company Notice”). The merger of Merger Sub with and into the Company constituted a Fundamental Change under the Indenture, and this Offer to Purchase constitutes the Company Notice.
     The Repurchase Right will expire at 5:00 p.m., New York City time, on June 14, 2011. We will not extend the period that holders have to exercise their Repurchase Right unless required to do so by the United States federal securities laws. Our purchase of Notes validly tendered and not validly withdrawn is not subject to any condition other than that the purchase be lawful.
     3.2. Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by us for each $1,000 principal amount of the Notes on the Repurchase Date is 100% of the principal amount, plus accrued and unpaid interest to, but not including, the Repurchase Date, with respect to any and all Notes validly tendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We estimate that the Repurchase Price will be approximately $1,000 per $1,000 principal amount of Notes. We will pay the Repurchase Price in cash with respect to any and all Notes validly tendered for purchase and not validly withdrawn. Notes tendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Unless we default in making payment of the Repurchase Price on any Notes validly tendered for purchase and not validly withdrawn, interest on those Notes will cease to accrue as of the end of the day immediately preceding the Repurchase Date.
     The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Notes on the Repurchase Date. We urge holders of Notes to obtain the best available information as to the current market prices of the Notes before making a decision whether to tender Notes for purchase.
     None of the Company, Surgery Partners, their respective affiliates, their respective Boards of Directors, their respective employees, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to holders as to whether or not to tender Notes for purchase pursuant to this Offer to Purchase. Each holder must make its own decision whether or not to tender Notes for purchase and, if so, the principal amount of Notes to tender based on that holder’s own assessment of the current market value of the Notes and other relevant factors.
     3.3. Conversion Rights of the Notes. As a result of the Merger, your Notes are convertible into the Merger Consideration which was received by former Company stockholders in connection with the Merger. Therefore, upon conversion of the Notes, Surgery Partners will issue to you cash in an amount equal to that which you would have received as Merger Consideration had you converted your Notes immediately prior to the Merger. Upon exercise of the Conversion Right, each $1,000 principal amount of the Notes will be converted into $693.2453 in cash per $1,000 principal amount of Convertible Notes, an amount calculated by multiplying the Conversion Rate in effect immediately prior to the closing of the Merger times the Merger Consideration.

     In order to exercise your conversion right, the beneficial owner must (i) cause to be completed the appropriate instruction form for conversion pursuant to the book-entry conversion program of DTC, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Note, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent and (iv) pay any transfer or similar taxes, if required pursuant to Section 4.04 (Taxes on Conversion) of the Indenture.
     For more information regarding the conversion rights with respect to the Notes, or any of the other terms and conditions of the Notes, please see the Indenture and the Notes and the description thereof in the section entitled “Description of the Notes” in the final prospectus dated June 21, 2007 included in the Registration Statement on Form S-3 initially filed by the Company with the SEC on May 1, 2007 and incorporated herein by reference.
     Holders that do not tender their Notes for purchase pursuant to the Repurchase Right will maintain the right to convert their Notes into the Merger Consideration of $13.25 per share. Holders who validly tender all or part of their Notes pursuant to the Repurchase Right may not surrender such Notes for conversion unless they validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on the Withdrawal Date, as described in Section 5 below. Holders who validly tender and do not validly withdraw their Notes pursuant to the Repurchase Right will no longer have conversion rights, unless we fail to purchase and pay for such Notes tendered pursuant to the Repurchase Right.
     If you wish to convert your Notes, you should NOT tender your Notes pursuant to the Repurchase Right.
     3.4. Market for the Notes. There is no established reporting system or trading market for trading in the Notes; however, the Notes are currently traded over-the-counter. To the extent that the Notes are traded, prices for the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates and the market for similar securities. In addition, prices and volumes in the over-the-counter market are not reported and can be difficult to monitor.
     Following the expiration of the Repurchase Right, we expect that Notes not purchased pursuant to the Repurchase Right will continue to be traded over-the-counter. As a result of the Repurchase Right, however, the trading market for the Notes that remain outstanding may be even more limited. We cannot assure you that a trading market will exist for the Notes following the Repurchase Date. The extent of the market for the Notes following the Repurchase Date will depend upon, among other things, the remaining outstanding principal amount of the Notes, the number of holders of Notes remaining and the interest on the part of securities firms in maintaining a market in the Notes.
     The Trustee has informed us that, as of the date of this Offer to Purchase, all of the Notes are held in global form through DTC. As of May 16, 2011, approximately $75.0 million aggregate principal amount of Notes was outstanding and DTC was the sole record holder of the Notes.
     We urge you to obtain current market information for the Notes, to the extent available, before making any decision with respect to the Repurchase Right.
     3.5. Ranking. The Notes are, to the extent set forth in the Indenture, subordinate in right of payment to the prior payment in full in cash of senior debt, including senior debt of Surgery Partners. The Notes rank equally in right of payment with all of our other existing and future liabilities that are not otherwise subordinated in favor of the Notes. The Notes rank senior in right of payment to all indebtedness that by its terms is expressly subordinate to the Notes. Before the Merger, we had $22.5 million of senior indebtedness outstanding. Following the Merger, we had $6.8 million aggregate principal amount of senior indebtedness outstanding and Surgery Partners had $251.0 million aggregate principal amount of senior indebtedness outstanding.

     4. Procedures to Be Followed by Holders Electing to Tender Notes for Purchase. In order to receive the Repurchase Price for their Notes, holders must tender their Notes on or after the date of this Offer to Purchase, but no later than 5:00 p.m., New York City time, on the Expiration Date. Holders may tender some or all of their Notes; however, any Notes tendered must be in an aggregate principal amount of $1,000 or an integral multiple thereof.
     Only registered holders are authorized to tender their Notes for purchase. The Trustee has informed us that, as of the date of this Offer to Purchase, DTC is the sole registered holder of the Notes and all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form.
     You will not be required to pay any commission to us, DTC or the Paying Agent in connection with the Repurchase Right. However, there may be commissions you need to pay to your broker in connection with your tender of the Notes for purchase.
     Notes that are not validly tendered pursuant to the Repurchase Right on or before 5:00 p.m., New York City time, on the Expiration Date will remain outstanding and convertible at the option of the holder and will continue to be subject to the existing terms of the Indenture and the Notes.
     4.1. Method of Delivery. Since DTC is the sole registered holder of the Notes, all Notes tendered for purchase must be delivered through DTC’s Automated Tender Offer Program (“ATOP”). Any tender of Notes is at the risk of the person tendering those Notes.
     4.2. Agreement to Be Bound. By tendering Notes through the transmittal procedures of DTC, a holder acknowledges and agrees as follows:
•	pursuant to the Repurchase Right, such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Notes and in the Indenture;

•	such holder has received this Offer to Purchase;

•	such holder agrees to all of the terms of this Offer to Purchase;

•	upon the terms and subject to the conditions set forth in this Offer to Purchase, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all of the Notes tendered, (ii) waives any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates from any and all claims such holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Repurchase Price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Offer to Purchase;

•	such holder represents and warrants that such holder (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•	such holder understands that all Notes validly tendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Withdrawal Date will be purchased at the Repurchase Price, in cash, subject to the terms and conditions of the Indenture, the Notes and this Offer to Purchase, as amended and supplemented from time to time, on the Repurchase Date;

•	payment for Notes purchased pursuant to the Offer to Purchase will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for tendering holders for the purpose of receiving payments from us and transmitting such payments to such holders;

•	tenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Offer to Purchase at any time prior to 5:00 p.m., New York City time, on the Withdrawal Date by written notice of withdrawal delivered pursuant to the procedures set forth in this Offer to Purchase;

•	all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the holder and every obligation of the holder and shall be binding upon the holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and tender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described in this Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.
     4.3. Delivery of Notes.
     Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the holder desires to tender the holder’s Notes and instruct that nominee to tender the Notes for purchase on the holder’s behalf through the transmittal procedures of DTC as set forth below in “— Notes Held by DTC Participants.”
     Notes Held by DTC Participants. A holder who is a DTC participant must tender that holder’s Notes by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such holder’s beneficial interest in the Notes; and

•	electronically transmitting such holder’s acceptance through ATOP, subject to the terms and procedures of that system.
     In tendering through ATOP, the electronic instructions sent to DTC by the holder or by a broker, dealer, commercial bank, trust company or other nominee on the holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the terms of the Repurchase Right, including those set forth in Section 4.2 above.
     You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

     5. Right of Withdrawal. Notes tendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Withdrawal Date. Notes so withdrawn may be re-tendered by following the tender procedures described in Section 4 above.
     In order to withdraw Notes on or prior to the Withdrawal Date, a holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Withdrawal Date.
     Notes tendered for purchase pursuant to the Repurchase Right may not be converted unless such Notes are first withdrawn on or prior to the Withdrawal Date.
     You bear the risk of untimely withdrawal of previously tendered Notes. If you wish to withdraw your Notes on or prior to the Withdrawal Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Withdrawal Date.
     6. Payment for Tendered Notes; Source and Amount of Funds. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on the Repurchase Date the appropriate amount of cash required to pay the Repurchase Price for all Notes validly tendered for purchase and not validly withdrawn, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures.
     The total amount of funds required by us to purchase the Notes is approximately $75.0 million (assuming all of the Notes are validly tendered for purchase and not validly withdrawn) plus the aggregate amount of all accrued and unpaid interest to, but not including, the Repurchase Date. We expect to fund our purchase of the Notes from available cash on hand and/or funds made available by Surgery Partners.
     7. Cancellation of Notes Acquired. Any Notes purchased by us pursuant to the Repurchase Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.
     8. Plans or Proposals of the Company. As a result of the Merger, all of the Company’s common stock is owned by Surgery Partners and has been delisted from the NASDAQ Global Market. The Company is currently in the process of deregistering its common stock under applicable SEC rules, and, if completed, the Company will no longer be subject to the reporting requirements of the Exchange Act and no longer be required to file periodic reports and other information with the SEC. Additionally, except as otherwise disclosed in this Offer to Purchase, neither the Company, Surgery Partners, nor, to the best of the Company’s knowledge, any of the persons identified in Annex A of this Offer to Purchase currently have any plans, proposals or negotiations underway that relate to or would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board (except that we may fill vacancies arising on the board in the future) or to change any material term of the employment contract of any executive officer;

•	any change in the Company’s corporate structure or business;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter or by-laws that could impede the acquisition of control of us.
     9. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, to the knowledge of the Company:
•	none of us or our executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	we will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates has engaged in any transactions in the Notes, other than the Merger and related transactions required by the Indenture as described elsewhere herein.
     A list of the directors and executive officers of the Company is attached to this Offer to Purchase as Annex A.
     10. Agreements Involving the Company’s Securities. Except as described above and in this Offer to Purchase (including the Exchange Agreements and the Voting Agreements described in Section 3.1 hereto) and in the transactions contemplated by the Merger Agreement, none of the Company, nor to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Repurchase Right or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     11. Purchases of Notes by the Company and its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than pursuant to the Repurchase Right until at least the tenth business day after the Repurchase Date. Following that date, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price and on other terms and for forms of consideration that may be different from those of the Repurchase Right. A decision to purchase Notes after the Repurchase Date, if any, will depend upon many factors, including the amount of Notes tendered for purchase pursuant to the Repurchase Right, the market price of the Notes, the business and financial position of the Company and general economic and market conditions.
     12. Certain United States Tax Considerations. The following discussion summarizes certain United States federal income tax considerations that may be relevant to a holder’s decision whether to exercise the Repurchase Right. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and administrative and judicial decisions promulgated thereunder, all as in effect as of the date of this Offer to Purchase. All of these laws and authorities are subject to change, possibly with retroactive effect.
     This discussion deals only with holders who are beneficial owners of the Notes and who hold the Notes as capital assets. This discussion does not apply if a holder is a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank, or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks;

•	a partnership or other pass-through entity;

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

•	expatriates and former long term residents of the U.S.
     This summary does not describe all of the tax considerations that may be relevant to a holder’s decision whether to exercise the Repurchase Right. All holders should consult their own tax advisors regarding the U.S. federal income tax consequences of exercising the Repurchase Right or, alternatively, choosing not to exercise such Repurchase Right and instead either continuing to hold the Notes or convert them into the Merger Consideration, as well as any tax consequences arising under any state, local or foreign tax laws, or under any other U.S. federal tax laws.
     TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (“IRS”) CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
U.S. Holders
     The following section describes the tax consequences to a U.S. holder and does not apply in the case of a non-U.S. holder. A U.S. holder means a beneficial owner of the Notes that for U.S. federal income tax purposes is:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
     Generally, a U.S. holder will recognize capital gain or loss upon the exercise of the Repurchase Right. The U.S. holder’s gain or loss will equal the difference between (i) the amount of cash received (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without tax) and (ii) the U.S. holder’s adjusted tax basis in the Notes tendered.

     The U.S. holder’s adjusted tax basis in the Note will generally equal the original purchase price paid by such holder for the Note, increased by the amounts of any market discount previously included in income with respect to such Note and reduced by any amounts previously deducted with respect to amortizable bond premium with respect to such Note.
     Subject to the market discount rules discussed below, such gain or loss will generally be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the holder held the Note for more than one year at the time of the sale of the Note pursuant to the Repurchase Right. Long term capital gains of non-corporate U.S. holders currently are taxed at a maximum 15% federal rate. The deductibility of capital losses is subject to limitations.
     A U.S. holder who acquired Notes at a market discount generally will be required to treat any gain recognized upon the purchase of its Notes pursuant to the Repurchase Right as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Notes and the aggregate amount of original issue discount includible in gross income by all prior holders of the Notes) of the Notes at the time acquired by the holder over the holder’s initial tax basis in the Notes.
Non-U.S. Holders
     The following describes the tax consequences of the exercise of the Repurchase Right to a non-U.S. holder. A non-U.S. holder means a beneficial owner of Notes (other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes) not a U.S. holder for U.S. federal income tax purposes. This section of the discussion does not apply to U.S. holders.
     Amounts received pursuant to the exercise of the Repurchase Right, if any, attributable to accrued but unpaid interest on Notes held by a non-U.S. holder generally will not be subject to U.S. federal withholding tax, provided that the non-U.S. holder (a) does not actually or constructively own 10 percent or more of the combined voting power of all classes of the Company stock entitled to vote, (b) is not a controlled foreign corporation with respect to which the Company is a related person within the meaning of the Code, (c) is not a bank receiving interest on a loan agreement entered into in the ordinary course of its trade or business and (d) has provided a validly completed IRS Form W-8BEN establishing that it is a non-U.S. holder (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder).
     A non-U.S. holder of a Note will not be subject to U.S. federal income tax on gains realized on the sale of a Note pursuant to the Repurchase Right unless (i) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale and certain conditions are met, or (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder.
     If a non-U.S. holder of a Note is engaged in a trade or business in the U.S. and if amounts received attributable to accrued but unpaid interest or gain realized on the sale of a Note pursuant to the Repurchase Right are effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest and gain on a net income basis in the same manner as if it were a U.S. holder. Such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. tax withholding. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Backup Withholding and Information Reporting
     The Code and Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest and proceeds paid by brokers to their customers. Payments made to U.S. holders upon purchase of the Notes are generally subject to information reporting unless the U.S. holder is an exempt recipient, such as a corporation and certain tax-exempt organizations.
     The “backup withholding” rules generally require payors to withhold tax at a rate of 28% from payments subject to information reporting if the recipient fails to furnish its correct taxpayer identification number to the payor or fails to certify that payments received by such U.S. holder are not subject to backup withholding.
     If a non-U.S. holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not apply. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information. To prevent backup withholding, non-U.S. holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable Form W-8) certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the Paying Agent.
     Certain holders (including, among others, corporations and certain foreign individuals) are exempt recipients not subject to backup withholding requirements.
     In addition to the foregoing, the Company generally must report to a non-U.S. Holder and to the IRS the amount of interest paid to each non-U.S. holder during each calendar year and the amount of tax, if any, withheld from such payments. Copies of the information returns reporting such amounts and withholding may be made available by the IRS to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or other agreement.
     13. Additional Information. As described in Section 8 above, as a result of the Merger, the Company’s Common Stock has been delisted from the NASDAQ Global Market. The Company is currently in the process of deregistering its common stock under applicable SEC rules, and, if completed, the Company will no longer be subject to the reporting requirements of the Exchange Act.
     For more information about the Merger, you should examine the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on April 6, 2011. The Merger Agreement is attached to the Proxy Statement as Appendix A.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. You should not assume that the information in this Offer to Purchase or any of the documents referred to above is accurate as of any date other than that on the front cover of the applicable document.
     14. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Repurchase Right.
     15. Conflicts. In the event of any conflict between this Offer to Purchase on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.
NOVAMED, INC.
May 17, 2011

ANNEX A
NOVAMED, INC.
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the current members of the Company’s directors and each of the Company’s current executive officers.
Directors

Name	Title

Christopher Laitala	Director
Fraser Preston	Director
Michael T. Doyle	Director
Executive Officers

Name	Title

Michael Doyle	Chief Executive Officer
Scott T. Macomber	Chief Financial Officer
     The business address of each person set forth above is c/o NovaMed, Inc., 333 West Wacker Drive, Suite 1010, Chicago, Illinois 60606, and its telephone number is (312) 664-4100.

A-1